Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

This Operating and Financial Review and Prospects is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Operating and Financial Review and Prospects should be read in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this document. Unless otherwise indicated, all of our financial data and discussions thereof are based upon financial statements prepared in accordance with U.S. GAAP.

Overview

We operate a wireless telecommunications network in Romania. Our sole operating subsidiary, MobiFon SA["MobiFon"] , received its 900 MHz license in November 1996, launched commercial service in April 1997 and is currently the largest provider of wireless telecommunications in Romania. We are a wholly owned subsidiary of ClearWave N.V. ["Clearwave"]. As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% equity interest and a 95.3% voting interest in ClearWave. As at December 31, 2003 we owned 57.7% of the equity and voting rights of MobiFon.

We were incorporated on March 15, 2002 under the laws of the Netherlands. On that date, we issued 18,000 shares of our common stock to our parent company for consideration of € 18,000. Pursuant to a Share Sale-Purchase Agreement dated March 28, 2002 with ClearWave, we incurred a $675.0 million demand loan bearing interest at 7% per annum, payable to ClearWave, in exchange for ClearWave's then 63.5% equity interest in MobiFon. The terms of this loan payable were amended in connection with the issuance of the notes. See "-- Future Capital Requirements." This combination of entities under common control is accounted for in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if MobiFon had always been our subsidiary. All contributions made from inception to MobiFon's capital stock, including costs and expenses incurred in connection with our initial investment in MobiFon and acquisitions and dispositions of MobiFon's equity interest from and to third parties up to March 28, 2002, were accounted for as invested capital within our shareholder's equity. On that date, the invested capital account was eliminated by the transaction described above and the excess of the nominal value of the loan over the invested capital was accounted for in a separate account as a reduction of our shareholder's equity.

The basis of funding and consequent interest charges and financing cash flows are not representative of those that would have existed for us as a stand-alone entity because our access to capital and cost of capital as a standalone entity would have been different from that of TIW and TIWC, for periods prior to September 1999, the date of ClearWave's incorporation, and to that of ClearWave, for periods subsequent to September 1999. In connection with the initial subscription of MobiFon, TIWC made advances to certain minority shareholders, which have since been fully repaid, and which are not reflected in our financial statements. The commitments of TIW and ClearWave, relating to put options granted to certain minority interests in MobiFon, have not been transferred to us.

Since the inception of MobiFon, we have experienced significant growth and as at December 31, 2003, MobiFon had approximately 3.5 million subscribers. MobiFon's authorizations and licenses cover all of Romania, approximately 21.7 million people.

Operations

Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. Our equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to us. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing our ownership in MobiFon to 57.7%. On February 10, 2004, we and TIW entered into an agreement pursuant to which we acquired, from a minority shareholder, 5.9% of MobiFon shares in exchange for the issuance by TIW of 12,971,119 of its common shares. The transaction closed on March 17, 2004, thereby increasing our equity interest in MobiFon from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave.

Critical Accounting Policies

Investments. In accordance with U.S. GAAP, we consolidate revenues and expenses of MobiFon due to our ability to control its operations. Since our equity interest in MobiFon is currently 63.5% and was 57.7% at the end of 2003, a significant part of MobiFon's net income is allocated to minority interests.

Exchange Rates. Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income. As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon's functional currency.

Revenue Recognition Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid telephone cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments. Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

Use of Estimates. The preparation of our consolidated financial statements in accordance with generally accepted accounting principles requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our business is capital intensive and property, plant and equipment and licenses had a carrying value as of December 31, 2003 of $503.9. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. Goodwill arose principally by our acquisitions of MobiFon's shares owned by our minority shareholders. In addition to that which existed at December 31, 2003, additional Goodwill was created in March 2004 as a result of our preliminary allocation of the excess of the acquisition price of a 5.9% interest in MobiFon over the carrying value of such interest and of the Goodwill "pushed-down" which is described below.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13% of the Company's parent company, ClearWave, during the three month-period ended March 31, 2004, we are required to record as an asset in our consolidated financial statements for the amount of fair value increments including Goodwill, which relates to us as was recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill recorded in the preliminary allocation of the purchase price over the net assets acquired of $124.2 million is an increase of our shareholders' equity thereby reducing the Difference from carrying value over consideration given for net assets contributed by the parent company from $481.9 million to $357.7 million.

Allowance for Doubtful Accounts. We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different from expected.

Changes in Accounting Policies

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Effective January 1, 2002, we adopted SFAS 142 and applied its recommendations prospectively. The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	Year ended
	December 31,
	2001	2002	2003
	(in thousands)

Reported net income	$ 44,075	$ 12,474	$ 27,041
Amortization of goodwill...	2,327	—	—
Adjusted net income	$ 46,402	$ 12,474	$ 27,041

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

Composition of Operating Revenues and Expenses

Wireless operations are the primary source of our revenues. Operating revenues include service revenues, as well as equipment revenues. Service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Also included in revenues are fixed wireless data and national and international voice transmission services that we offer to our corporate and government customer in Romania. Equipment revenues consist mainly of revenues from the sale of handsets. Also included in equipment revenue are rental revenues from equipment installed on customer premises in connection with our fixed wireless telecommunications services and revenues from fiber optic capacity leases in Romania Handsets equipment sales are not fundamental to our business. Although limited as much as competitively possible, we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of our results of operations. Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, roaming and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, advertising, promotional expenses, distribution costs, dealer's commissions, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs. We use the term operating income before depreciation and amortization (''OIBDA'') and average revenue per user (''ARPU'') which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on our network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers. The following is a reconciliation of OIBDA and ARPU:

OIBDA

	For the years ended
	December 31,
	(in thousands of U.S.$)
	2003	2002	2001
	$	$	$
Operating income
	170,672	144,627	108,642
Depreciation and amortization	110,458	86,920	77,799
OIBDA	281,130	231,547	186,441

ARPU

	Year ended
	December 31,
	2003	2002	2001
Service revenues for the periods (in thousands of
U.S.$)	529,519	425,567	359,868
Average number of subscribers for the period (in
millions)	2.84	2.32	1.49
Average monthly service revenue per subscriber for
the period (in U.S.$)	15.52	15.27	20.10
Less: impact of excluding in roaming and
miscellaneous revenue (in U.S.$)	(1.17)	(1.08)	(1.57)
ARPU (in U.S.$)	14.35	14.19	18.53

Results of Operations

The following table and discussions compare the consolidated results of operations for the years ended December 31, 2003, 2002 and 2001 for Holdings on a consolidated basis.

	Year ended
	December 31,
	2001	2002	2003
	(in thousands)
Revenues:
Services	$359,868	$425,567	$529,519
Equipment	12,475	21,215	28,531
Total revenues	372,343	446,782	558,050
Cost of services	69,835	81,462	104,714
Cost of equipment	27,236	39,160	53,301
Selling, general and administrative
expenses	88,831	94,613	118,905
Operating income before depreciation and
amortization	186,441	231,547	281,130
Depreciation and amortization	77,799	86,920	110,458
Operating income	108,642	144,627	170,672
Interest expense — third party	(35,238)	(25,912)	(38,772)
Interest expense — related party	—	(35,194)	(53,801)
Interest and other income	1,869	1,464	1,452
Income tax benefits sold to the parent
company	—	—	16,987
Foreign exchange gain (loss)	(3,843)	(2,008)	2,747
Loss related to extinguishment of debt	—	(10,100)	—
Gain on disposal of investment	—	—	19,821
Income taxes	—	32,272	49,910
Minority interests	(27,355)	(28,131)	(42,155)
Net income	$44,075	$12,474	$27,041 $

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,042 subscribers as at December 31, 2003 compared to 2,635,208 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its focus continues to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $118.9 million in 2003 compared to $94.6 million in the previous year or 22.5% of service revenue compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

OIBDA increased 21.4% to $281.1 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003 we expect MobiFon to maintain margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Total interest expense increased by $31.5 million to $92.6 million for the year ended December 31, 2003, as a result of a $18.6 million increase in interest incurred at the corporate level on the subordinated loan from our parent company, ClearWave, and a $12.9 million increase in third party interest as a result of interest incurred on Senior Notes issued at corporate level in June 2003, partially offset by lower effective interest rates on MobiFon's credit facilities. The foreign exchange gain of $2.7 million in 2003 arose primarily from the appreciation of the Leu during the year. In 2003 the Company also recorded income of $17.0 million from ClearWave in recognition of benefits ClearWave receives by filing a consolidated tax return with the Company. 2003 results include a gain on disposal of investment of $19.8 million as a result of the sale of a minority interest in MobiFon. Higher net income before taxes at MobiFon was the primary cause of both a $17.6 million increase in income tax expense for the year ended December 31, 2003 and a $14.0 million increase in the share of earnings allocated to minority interests in MobiFon.

As a result of the foregoing, net income for the year 2003 was $27.0 million, compared to $12.5 million for 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Our service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 wireless subscribers in 2002, compared to 831,800 in 2001 to reach 2,635,200 subscribers at the end of 2002 compared to 2,003,600 at the end of 2001. ARPU was $14.19 for the twelve months ended December 31, 2002 compared to $18.53 in 2001 largely as a result of acquiring lower usage customers during 2002. Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002, compared to 19.4% in 2001, and was $81.5 million in 2002, compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on-network calling. The cost of equipment continued to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

Selling, general and administrative expenses increased to $94.6 million in 2002, compared to $88.8 million in the previous year. However, as a percent of service revenue, selling, general and administrative expenses decreased to 22.2% for 2002, compared to 24.7% for 2001 as a result of both the continued success from the cost control program initially implemented in 2000 and strong credit policies which reduced bad debt expense. Our operating income before depreciation and amortization increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors, and, as a percentage of service revenue improved to 54% for 2002 from 52% for 2001.

Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Total interest expense increased by $25.9 million to $61.1 million in 2002 as a result of interest charged at the corporate level on advances from the parent company made in 2002 in connection with the Share Sale-Purchase Agreement, partially offset by lower interest incurred by MobiFon as a result of both lower interest rates and lower average levels of debt prior to the refinancing of its senior credit facility. The foreign exchange loss was $2.0 million in 2002, largely reflecting losses realized by MobiFon associated with the devaluation of the Leu during the year.

The loss on debt extinguishment relates to MobiFon's refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totaling $4.9 million.

The income tax expense of $32.3 million relates to MobiFon which has generated net income and has utilized all its net operating loss carry-forwards.

Our share of income allocated to minority interests amounted to $28.1 million in 2002, compared to $27.4 million in 2001 and in both periods it represented the share of MobiFon's earnings attributed to minority interests in MobiFon.

As a result of the foregoing, net income for the year ended December 31, 2002 was $12.5 million compared to $44.1 million in 2001.

Liquidity and Capital Resources

The following table and discussion are summaries of our consolidated cash flows for the years ended December 31, 2001, 2002 and 2003.

	Year ended
	December 31,
	2001	2002	2003
	(in thousands)
Cash provided by operating activities	$177,477	$156,088	$219,758
Cash used in investing
activities	(148,780)	(100,337)	(66,207)
Cash used in financing
activities	(10,599)	(57,026)	(83,101)
Net change in cash and cash equivalents	18,098	(1,275)	70,450
Cash and cash equivalents, beginning of
period	22,716	40,814	39,539
Cash and cash equivalents, end of period	$40,814	$39,539	$109,989

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For the year ended December 31, 2003, operating activities provided cash of $219.8 million compared to $156.1 million in 2002. The primary factor contributing to the higher operating cash flow was higher 2003 operating income before non-cash items such as depreciation and amortization partially offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $66.2 million for the year ended December 31, 2003, compared to $100.3 million for the year ended December 31, 2002. Our investing activities consisted of acquisitions of property, plant and equipment, primarily for the expansion of our wireless network in Romania, of $107.7 million and $100.3 million in 2003 and 2002, respectively. During 2003, these expenditures were partially offset by net proceeds of $41.5 million received from the sale of a partial interest in MobiFon.

Financing activities used cash of $83.1 million for the year ended December 31, 2003 and were comprised of $264.8 million proceeds from debt issuance less $9.8 million in financing costs incurred, $28.1 million in additions to restricted short-term investments, $54.1 million distributed to minority shareholders of MobiFon and $255.8 million representing a partial repayment of the loan from ClearWave. For 2002 financing activities used cash of $57.0 million and were comprised of $42.1 million for repayment of advances from ClearWave, $10.8 million for MobiFon's distributions paid to minority interests and financing costs of $8.6 million partially offset by $4.5 million in senior credit facility borrowings net of repayments.

Cash and cash equivalents as of December 31, 2003, excluding $28.1 million in restricted short-term investments, totaled $109.9 million and included $16.9 million at the corporate level. As of December 31, 2003, total consolidated indebtedness was $981.9 million which included third party debt of $312.7 million and $220.1 million at MobiFon and the corporate level, respectively, and $449.1 million due to ClearWave.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the year ended December 31, 2002, operating activities provided cash of $156.1 million compared to $177.5 million in 2001. The year-over-year decrease is mostly explained by higher working capital needs of $43.9 million and income tax payments in MobiFon totaling $24.4 million which offset the $45.1 million increase in operating income before depreciation and amortization.

Investing activities used cash of $100.3 million for the year ended December 31, 2002, primarily for the expansion of our wireless network in Romania. This compares to cash used in investing activities of $148.8 million for the year ended December 31, 2001. In 2002, the entire amount represents capital expenditures at MobiFon while in 2001 such expenditures amounted to $125.5 million with a further $23.2 million expended for the acquisition of additional shares of MobiFon.

Financing activities used cash of $57.0 million for the year ended December 31, 2002 and are comprised of $42.1 million for repayment of advances from ClearWave, $10.8 million for MobiFon's distributions paid to minority interests and financing costs of $8.6 million partially offset by $4.5 million in senior credit facility borrowings net of repayments.

Cash and cash equivalents as of December 31, 2002 totaled $39.5 million, including $0.2 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $935.8 million which included third party debt of $267.7 million at MobiFon and $668.1 million due to ClearWave from Holdings.

Sources of Financing

At the corporate level, as at December 31, 2003, we had cash and cash equivalents of $16.9 million and restricted short-term investments of $28.1 million and we had total third party debt of $220.1 million, consisting of the 12.5% Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

Prior to March 15, 2002, substantially all of our cash requirements were met by the proceeds from invested capital. As previously described, on March 28, 2002, we incurred a $675.0 million loan payable to ClearWave in exchange for its then 63.5% equity interest in MobiFon. During 2002 and 2003, as described below, distributions from and the sale of a partial interest in MobiFon and the issuance of our Notes have enabled the repayment of some of this loan from ClearWave. At December 31, 2003, the remaining loan payable to our parent company including accreted interest was $449.1 million.

During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. We received $42.0 million of these distributions in 2002 and utilized a portion of such proceeds to repay some of the advances from our parent and accrued interest thereon. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which we received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which we received $20.6 million.

In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million.

On June 27, 2003, we closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet and the remainder was used to repay a portion of the loan payable to parent company. The restricted short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2003, the interest rate on these short-term investments is 1.1%.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to our future subordinated indebtedness and pari passu in right of payment with all of Holding's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, we have an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of our excess cash flow for that period. The indenture governing the Notes contains customary negative covenants which, among other things, limit our ability and that of our subsidiary to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, we are not permitted to engage in activities other than holding equity interests in MobiFon nor can we reduce our ownership in MobiFon to below 50.1%. Furthermore, we will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months' OIBDA. On November 17, 2003, the Notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the Notes were deferred.

On February 10, 2004 we and TIW entered into an agreement pursuant to which we acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 12,971,119 of TIW's common shares. The transaction closed on March 17, 2004, and we accounted for the acquisition using the purchase method whereby the preliminary allocation of the excess of the aggregate purchase price of $138.7 million over the net assets acquired resulted in the creation of $122.2 million of goodwill. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the Notes; we also have the option for early repayment.

MobiFon

MobiFon's cash requirements as of December 31, 2003 have been met by borrowings under its bank facilities and capital leases, of $300.0 million and $12.7 million, respectively, equity contributions of $270.6 million and by cash generated from its operations, of which $161.0 million in aggregate has been paid to its shareholders by way of dividends and capital reduction,

On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as of December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including us, have encumbered our shares by way of pledge in favour of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 was 6.6% [6.9% in 2002]. We assessed that the risk of non-performance by counter-parties to the swap agreements in MobiFon is low, as the agreements have been concluded with large, credit worthy financial institutions.

MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon's $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. As of December 31, 2003 and December 31, 2002, there were no outstanding borrowings under any of the facilities; however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

Future Capital Requirements

We expect to have significant future capital requirements, particularly in relation to the addition of capacity to our existing network and the servicing of our debt. We may also have additional capital requirements should we decide to acquire a third generation mobile communication license in Romania. We intend to finance such future capital requirements from cash flow from operating activities, cash and cash equivalents and short term investments on hand and through other externally generated funds such as the sale of debt and equity securities and project financing from commercial banks and international financial agencies.

Third party debt at the corporate level consists of our 12.5% Senior Notes. Interest on the Notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

As at December 31, 2003, our total indebtedness to ClearWave consisted of a loan payable to our parent company of $449.1 million. The loan payable to our parent company was amended on June 27, 2003 and matures in 2030, is contractually subordinated to our Notes and bears interest at 14% per annum which will be capitalized as long as the Notes are outstanding. We are permitted to prepay the amended loan payable to parent, and related interest, at our option, but subject to the limitations of the indenture governing the Notes. The amended loan does not contain any cross-default provisions to other indebtedness and is non-assignable other than to our direct or indirect controlling shareholders. We will file a consolidated tax return with ClearWave and will charge ClearWave for the tax advantage that it receives from the use of our interest expense. That charge will be offset against the loan principal and interest payable. During the year ended December 31, 2003 the Company charged ClearWave $17.0 million for this tax benefit. The amount of the loan will be decreased to the extent any taxes are levied against us as a result of filing a consolidated tax return with ClearWave. We intend to use available cash after senior debt service to reimburse part of the loan payable to our parent, including the $138.7 million created subsequent to year-end concurrent with our acquisition of a 5.9% interest in MobiFon.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, holders of 15.5% of the shares of MobiFon may require ClearWave or TIWC, at TIWC's option, to make an offer to acquire such minority shareholder's unencumbered shares of MobiFon. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be their fair market value as determined by an independent evaluator and shall be payable in cash or, at TIW's option, shares of TIW. TIWC and ClearWave's obligations in this respect have not been and are not expected to be assigned to us. However, if these options are exercised and as a result, ClearWave or TIWC acquires additional shares in MobiFon, ClearWave and TIWC have an obligation under an equity agreement dated June 27, 2003 to transfer to us these acquired shares of MobiFon. As a result we may incur additional indebtedness to our parent company.

MobiFon's cash commitments, excluding interest, in millions of dollars, are set forth in the following table.

	Operating	Senior Credit	Capital	Purchase
	Leases	Facility	Lease	Commitments	Total
2004	15.4	30.0	12.7	15.2	73.3
2005	15.9	45.0	—	—	60.9
2006	15.8	60.0	—	—	75.8
2007	14.6	75.0	—	—	89.6
2008	11.7	90.0	—	—	101.7
Total	73.3	300.0	12.7	15.2	401.2

MobiFon's future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. In addition, MobiFon is committed to pay minimum annual spectrum fees of approximately $12.5 million. MobiFon's future capital requirements will also likely include disbursements in connection with the potential acquisitions of a UMTS license. The Romanian government has announced its intention to award four third-generation mobile communications licenses of which at least one shall be the UMTS standard, for a price of $35 million each, payable over a period of five years. Should we acquire a UMTS license, the initial payment for the license will be $10.5 million and would be financed by MobiFon's cash on hand. In the past three years at MobiFon, cash capital expenditures have averaged $111.1 million annually ($107.7 million, $100.3 million and $125.3 million in each of the years 2003, 2002 and 2001, respectively) and we expect future capital requirements for such purposes to be commensurate with these amounts. Should we acquire a UMTS license, we expect some incremental capital expenditures for the initial build-out of a UMTS network.

As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for shorter of 17 years or the end of the GSM license period, commencing in 2003, whereby the power supplier agreed to lease out two fiber optic strands over high voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million, of which $1.7 million was incurred during 2003 and $3.4 million in 2002.

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). As stipulated in the shareholders' resolution, the dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior agreements. As at March 31, 2004, the maximum payable to shareholders based on the conditions of such loan agreements, was $79.8 million, of which $29.1 million is payable to minority interests.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of MobiFon. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by MobiFon in the form of loans, dividends, advances or otherwise.

Exchange Rates

We report our financial statements in dollars. We operate in Romania and virtually all of our revenues and a substantial portion of our operating expenses are in Lei and Euros. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations.

Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, it is possible that in the future market conditions or regulatory restrictions may constrict our ability to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and to protect ourselves from currency rate fluctuations.

As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

MobiFon's borrowings are in dollars and tariffs are adjusted to account for the effects of the devaluation of the Leu versus the dollar due to inflation. Consequently, exchange fluctuations have not had a material effect on our consolidated results in the past. However, Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of our future re-assessments and the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

At the Corporate level, we may elect to enter hedging arrangements from time to time in the future, although we are not currently party to any such transaction and do not have a policy to systematically hedge against foreign currency fluctuations. At the MobiFon level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in dollars or Euros either because it is advantageous for MobiFon to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to MobiFon at the time.

Inflation

Inflation has not been a material factor affecting our business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although we cannot assure you that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation

Regulatory Environment

MobiFon is one of three operators authorized to provide nationwide GSM-based wireless telecommunications services in Romania and is currently committed to paying minimum annual spectrum fees of approximately $12.5 million. Starting in 2003, the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas. Our future performance may be affected by factors such as political changes including government actions relating to its licenses, changes in technology and competition.

We operate in regulated industries and in the normal course of business, MobiFon's actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.